


Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the Periods Ended September 30, 2008 and 2007

(in millions)

	Third Quarter		Nine Months	
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)	
Financing revenue				
Operating leases	$ 1,598	$ 1,614	$ 5,000	$ 4,663
Retail	866	884	2,504	2,580
Interest supplements and other support costs earned from affiliated companies	1,189	1,186	3,682	3,378
Wholesale	425	515	1,340	1,607
Other	32	43	103	133
Total financing revenue	4,110	4,242	12,629	12,361
Depreciation on vehicles subject to operating leases	(1,573)	(1,596)	(7,477)	(4,521)
Interest expense	(1,888)	(2,149)	(5,781)	(6,464)
Net financing margin	649	497	(629)	1,376
Other revenue				
Investment and other income related to sales of receivables	69	97	186	308
Insurance premiums earned, net	28	43	110	130
Other income, net	225	546	646	964
Total financing margin and other revenue	971	1,183	313	2,778
Expenses				
Operating expenses	415	445	1,161	1,451
Provision for credit losses (Note 4)	377	173	1,249	301
Insurance expenses	18	19	90	74
Total expenses	810	637	2,500	1,826
Income/(Loss) before income taxes	161	546	(2,187)	952
Provision for/(Benefit from) income taxes	66	212	(870)	363
Income/(Loss) before minority interests	95	334	(1,317)	589
Minority interests in net income of subsidiaries	0	0	0	0
Income/(Loss) from continuing operations	95	334	(1,317)	589
Gain on disposal of discontinued operations	-	-	9	-
Net income/(loss)	$ 95	$ 334	$ (1,308)	$ 589

The accompanying notes are an integral part of the financial statements.



Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	September 30, 2008		December 31, 2007	
	(Unaudited)			
ASSETS				
Cash and cash equivalents (Note 1)	$	13,918	$	14,137
Marketable securities		5,734		3,155
Finance receivables, net (Note 2)		102,086		111,468
Net investment in operating leases (Note 3)		25,230		29,663
Retained interest in securitized assets		154		653
Notes and accounts receivable from affiliated companies		975		906
Derivative financial instruments (Note 9)		2,187		2,811
Other assets		5,021		6,230
Total assets	$	155,305	$	169,023
LIABILITIES AND SHAREHOLDER'S INTEREST				
Liabilities				
Accounts payable				
Customer deposits, dealer reserves and other	$	1,889	$	1,837
Affiliated companies		1,785		2,308
Total accounts payable		3,674		4,145
Debt (Note 6)		129,060		139,411
Deferred income taxes		2,892		5,380
Derivative financial instruments (Note 9)		961		1,376
Other liabilities and deferred income		7,016		5,314
Total liabilities		143,603		155,626
Minority interests in net assets of subsidiaries		0		3
Shareholder's interest				
Shareholder's interest		5,149		5,149
Accumulated other comprehensive income		1,340		1,730
Retained earnings (Note 7)		5,213		6,515
Total shareholder's interest		11,702		13,394
Total liabilities and shareholder's interest	$	155,305	$	169,023

The accompanying notes are an integral part of the financial statements.



Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Periods Ended September 30, 2008 and 2007

(in millions)

	Nine Months	
	2008	**2007**
	(Unaudited)	
Cash flows from operating activities		
Net income/(loss)	$ (1,308)	$ 589
Income related to discontinued operations	(9)	-
Adjustments to reconcile net income to net cash provided by operations		
Provision for credit losses	1,249	301
Depreciation and amortization	7,032	4,947
Net gain on sales of finance receivables	-	(5)
Net change in deferred income taxes	(2,461)	(1,151)
Net change in other assets	2,391	195
Net change in other liabilities	2,059	790
All other operating activities	(238)	314
Net cash provided by operating activities	8,715	5,980
Cash flows from investing activities		
Purchases of finance receivables (other than wholesale)	(26,837)	(30,111)
Collections of finance receivables (other than wholesale)	26,241	28,073
Purchases of operating lease vehicles	(9,889)	(12,616)
Liquidations of operating lease vehicles	6,030	6,018
Net change in wholesale receivables	2,569	2,202
Net change in retained interest in securitized assets	243	291
Net change in notes receivable from affiliated companies	49	153
Proceeds from sales of receivables and retained interests	-	697
Purchases of marketable securities	(16,718)	(7,657)
Proceeds from sales and maturities of marketable securities	14,173	13,336
Proceeds from sales of businesses	3,699	157
Net change in derivatives not designated as hedging instruments	688	(33)
All other investing activities	90	24
Net cash provided by investing activities	338	534
Cash flows from financing activities		
Proceeds from issuances of long-term debt	27,345	23,393
Principal payments on long-term debt	(31,859)	(31,633)
Change in short-term debt, net	(4,370)	(2,224)
All other financing activities	(325)	(48)
Net cash used in financing activities	(9,209)	(10,512)
Effect of exchange rate changes on cash and cash equivalents	(63)	(300)
Net decrease in cash and cash equivalents	(219)	(4,298)
Cash and cash equivalents, beginning of period	14,137	12,331
Cash and cash equivalents, end of period	$ 13,918	$ 8,033

The accompanying notes are an integral part of the financial statements.





Ford Motor Credit Company

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XBRL report	fmcc-20080930.xml	📎
XBRL taxonomy schema	fmcc-20080930.xsd	📎
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